

North Capital Private Securities Corporation
623 E Fort Union Blvd, Suite 101
Salt Lake City, UT 84047
Phone: (888) 625 7768

June 9, 2016

SEA 15c3-3 Exemption Report

I, James Dowd, CEO of North Capital Private Securities Corporation (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of March 31, 2016 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Jim Dowd
CEO